Filed by Unilever N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: May 30, 2018

IMPORTANT INFORMATION

This document is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

In connection with the reorganisation of Unilever PLC and Unilever N.V. and their respective group companies (“Simplification”) under a new holding company (“New NV”), New NV has filed a registration statement on Form F-4, which includes a prospectus with respect to the merger of one of its subsidiaries with Unilever N.V. (the “Proposed Merger”) and Simplification. The final prospectus, will be delivered to shareholders of Unilever N.V. with a registered address in the United States and holders of Unilever N.V. New York registry shares.

New NV also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC intends to send or otherwise disseminate a scheme circular and other relevant documents with respect to the Proposed Scheme and Simplification to security holders of Unilever PLC.

The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER N.V. ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND SIMPLIFICATION.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND SIMPLIFICATION.

Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New NV, Unilever PLC and Unilever N.V., without charge, at the

SEC’s website at http://www.sec.gov. Shareholders may also obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. Shareholders and security holders will be able to obtain free copies of the scheme circular by going to Unilever’s website, www.unilever.com.

This document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New NV may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

This document does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New NV should only be made on the basis of information that will be contained in the prospectus to be issued in due course in connection with the proposed admission of New NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about the Company and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions.

Deutsche Bank AG (“Deutsche Bank”) is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. UBS Limited (“UBS”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom.  Deutsche Bank and UBS are acting exclusively for Unilever and no one else in connection with the matters referred to in this document. In connection with such matters, Deutsche Bank, UBS, each of their affiliates, subsidiaries or branches and each of them or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this document or any other matter referred to herein.

Safe Harbour

Where relevant, these actions are subject to the appropriate consultations and approvals.

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group” or “Unilever”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever’s business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

On May 30, 2018, Unilever N.V. and Unilever PLC published the following information in relation to Simplification as part of an announcement regarding a consent solicitation for certain notes issued by Unilever N.V. or Unilever PLC:

Unilever N.V. and Unilever PLC announce Consent Solicitations

London/Rotterdam, 30 May 2018 -

Background to the Consent Solicitations

On 15 March 2018, Unilever announced the next steps in its transformation into a simpler, more agile and more focused business. The proposed Simplification will provide greater flexibility for strategic portfolio change and help drive long-term performance. Simplification will introduce a single holding company, New NV, with one class of shares and a global pool of liquidity.

Following Simplification, the Unilever group will produce a set of consolidated accounts for New NV and its subsidiaries (the “Consolidated Accounts”). Each of PLC and New Sub will produce standalone entity financial statements (the “Entity Accounts”), which are not consolidated accounts. The Entity Accounts together with the Consolidated Accounts are referred to as the “Accounts”.

In conjunction with Simplification, Unilever intends to simplify its debt structure by seeking approval from the relevant Noteholders of the Proposed Amendments. Unilever is seeking approval by the Noteholders of (i) the substitution of New NV as issuer of the Notes, with a guarantee provided by the retiring issuer (New Sub (as successor to NV) or PLC, as the case may be), in addition to the existing guarantees which will remain in force, and (ii) such other consequential amendments to the relevant Conditions in order to facilitate such substitution.

If Noteholders of any Series of Notes do not approve the Proposed Amendments, Unilever intends to transfer the listing of such Series of Notes to a multi-lateral trading facility such as the Global Exchange Market (the “GEM”) in Ireland. Implementation of the Proposed Amendments and/or a transfer of the listing of the Notes to a multi-lateral trading facility would enable Unilever to produce the Accounts as discussed above. It is not practicable or desirable to retain the Notes at the current NV and PLC level post-Simplification if they remain admitted to trading on a regulated market as this would result in an unduly onerous requirement, which Unilever group has never previously had, to produce separate consolidated accounts for each of New Sub (as successor to NV) and PLC in addition to the Accounts.

It is intended that new debt issued pursuant to Unilever’s European debt issuance programme will have (i) New N.V. as issuer and (ii) the benefit of guarantees by New Sub, PLC and UNUS. The intended consequence of the Proposed Amendments is that Notes of each Series will be structured in the same manner. For the avoidance of doubt, Unilever Capital Corporation will remain issuer in respect of notes currently outstanding from Unilever’s SEC-registered shelf and these notes will also benefit from an additional guarantee provided by New NV in due course.

For the avoidance of doubt, the outcome of the Consent Solicitations will have no impact on the timing or process of Simplification.